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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66239

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/05 (MM/DD/YY) AND ENDING 06/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: P&M Corporate Finance, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26300 Northwestern Highway, Suite 120
(No. and Street)

Southfield (City) Michigan (State) 48037-0307 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen Fund Audit Services, Ltd.
(Name – *if individual, state last, first, middle name*)

800 Westpoint Parkway, Suite 1100 (Address) Westlake (City), OH (State) 44145 (Zip Code)

PROCESSED
OCT 13 2006
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 29 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ~~Philip C. Gilbert~~ Paul J. Flanagan., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of P&M Corporate Finance, LLC, as of June 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Paul J. Flanagan
Signature

Managing Director
Title

Roxanne E. Clees
Notary Public

ROXANNE E. CLEES
Notary Public, State of Michigan
County of Macomb
My Commission Expires Sep. 23, 2012
Acting in the County of OAKLAND

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

P & M CORPORATE FINANCE, LLC

INDEPENDENT AUDITORS' REPORT

JUNE 30, 2006

P & M CORPORATE FINANCE, LLC

JUNE 30, 2006

TABLE OF CONTENTS

Cohen Fund Audit Services

Cohen Fund Audit Services, Ltd.
800 Westpoint Pkwy., Suite 1100
Westlake, OH 44145-1524
www.cohenfund.com

440.835.8500
440.835.1093 *fax*

MEMBERS
P & M CORPORATE FINANCE, LLC

Independent Auditors' Report

We have audited the accompanying statement of financial condition of P & M Corporate Finance, LLC as of June 30, 2006, and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of P & M Corporate Finance, LLC as of June 30, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cohen Fund Audit Services, Ltd.

August 4, 2006
Westlake, Ohio

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2006

ASSETS

CASH AND CASH EQUIVALENTS	$ 4,057,713
RESTRICTED CASH	4,604
ACCOUNTS RECEIVABLE – NET OF ALLOWANCE FOR DOUBTFUL ACCOUNTS OF $77,510	1,013,506
UNBILLED WORK IN PROCESS	487,283
OTHER ASSETS	25,502
TOTAL ASSETS	$ 5,588,608

LIABILITIES

ACCOUNTS PAYABLE, ACCRUED PAYROLL AND EXPENSES	$ 944,653
DUE TO RELATED PARTY	245,946
SUBORDINATED BORROWINGS	1,000,000
TOTAL LIABILITIES	2,190,599

MEMBERS' EQUITY

MEMBERS' EQUITY	3,398,009
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 5,588,608

The accompanying notes are an integral part of these statements.

STATEMENT OF INCOME

YEAR ENDED JUNE 30, 2006

REVENUE	$ 6,551,969
INTEREST INCOME	61,028
	6,612,997
EXPENSES	
Compensation and benefits	2,245,658
Interest	54,491
Regulatory fees and expenses	25,366
Other expenses	1,019,913
	3,345,428
NET INCOME	$ 3,267,569

The accompanying notes are an integral part of these statements.

STATEMENT OF CHANGES IN MEMBERS' EQUITY

YEAR ENDED JUNE 30, 2006

BALANCE – JULY 1, 2005	$ 3,385,359
NET INCOME	3,267,569
MEMBERS' CAPITAL DISTRIBUTIONS	(3,254,919)
BALANCE – JUNE 30, 2006	$ 3,398,009

The accompanying notes are an integral part of these statements.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

YEAR ENDED JUNE 30, 2006

SUBORDINATED BORROWINGS – JULY 1, 2005	$ 1,000,000
SUBORDINATED BORROWINGS – JUNE 30, 2006	$ 1,000,000

The accompanying notes are an integral part of these statements.

STATEMENT OF CASH FLOWS

YEAR ENDED JUNE 30, 2006

CASH FLOW PROVIDED FROM OPERATING ACTIVITIES	
Net income	$ 3,267,569
Increase (decrease) in cash resulting from changes in operating assets and liabilities	
Restricted cash	(1,196)
Accounts receivable and unbilled work in process	1,702,323
Other assets	(25,502)
Accounts payable, accrued payroll and expenses	(318,833)
Due to from related party	(7,073)
Net cash provided from operating activities	4,617,288
CASH FLOW USED IN FINANCING ACTIVITIES -	
Members' capital distributions	(3,254,919)
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,362,369
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	2,695,344
CASH AND CASH EQUIVALENTS – END OF YEAR	$ 4,057,713

The accompanying notes are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION

P & M Corporate Finance, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) in twenty-two states, including Michigan, and is a member of the National Association of Securities Dealers, Inc. (NASD), specializing in investment banking for the middle market.

The Company is a limited liability company that shall continue in perpetuity, unless it is dissolved or terminated pursuant to its operating agreement or involuntarily pursuant to any regulatory action.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business and Revenue Recognition

The Company is engaged as a securities broker-dealer, which comprises several classes of services, including primarily investment banking. The Company's services include business acquisition advisory services, capital sourcing and funding for businesses, sales advisory services and strategic advisory services. Specifically, it could include any one or more of the following items: sale of a company, divestiture, acquisition searches, managed buy-outs or leveraged buy-outs, joint ventures, strategic alliances, or raising capital.

For investment banking services that are consulting fee based services, revenue is recognized on an accrual basis of reporting using a production basis method of recording revenue, whereby staff charge hours representing time spent for client services rendered are multiplied by their respective staff billing rate to determine gross revenue. From this, an overage or underage is recorded to determine the amount billable to the client based on net realizable value. Contingent fee investment banking work is recorded as revenue upon closing of the transaction and funding of financing requirements by the buyer or seller.

Cash and Cash Equivalents

At times during the year, the Company's cash accounts exceeded the related amount of Federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents.

Restricted Cash

The Company has $4,604 in a Central Registration Depository (CRD) Account with the NASD that it uses to pay registration fees to other states.

NOTES TO THE FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Four customers combined comprised approximately 80% of the accounts receivable balance at June 30, 2006.

Four customers combined comprised approximately 73% of the unbilled work in process balance at June 30, 2006.

Two customers combined comprised approximately 41% of revenue during the year ended June 30, 2006.

Accounts Receivable and Credit Policies

Accounts receivable are uncollateralized customer obligations due under normal trade terms requiring payments within 30 days from the invoice date. The Company generally collects receivables within 30 days.

Accounts receivable are stated at the amount billed to the customer. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances that exceed 30 days from the invoice date and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining accounts receivable based on historical collectibility.

Unbilled Work in Process

Unbilled work in process is stated at estimated realizable value.

Income Taxes

The Company is a Michigan Limited Liability Company and has elected to be treated as a "partnership" for federal income tax purposes. Under this election, the members report the taxable income or loss of the Company and pay any federal income tax (or receive any tax benefit) personally. Accordingly, the Company records no provisions for federal income taxes.

NOTES TO THE FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounting Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

3. RELATED PARTY

The Company entered into a management services agreement with P&M Holding Group, LLP, a majority member of the Company, whereby P&M Holding Group, LLP provides general business management, administrative functions, financial management and support services, and the use of facilities for the benefit of the Company. In addition, certain employee-related expenses, legal and other expenses are paid by P&M Holding Group, LLP on the Company's behalf. The services agreement automatically renews in one year increments, unless notice of termination is given by either party.

For the year ended June 30, 2006, total expenses allocated to the Company under the management services agreement were $536,405 and consisted of the following:

Technical services	$ 124,909
Facilities	153,063
Administration	37,228
Insurance	86,000
Human resources	54,651
Marketing	9,262
Accounting	68,729
Other	2,563
	$ 536,405

In addition, included in revenue is approximately $79,000 for consulting and other services rendered to P&M Holdings Group, LLP by the Company.

At June 30, 2006, due to related party consisted of net amounts due to P&M Holding Group, LLP related to services under the agreement.

NOTES TO THE FINANCIAL STATEMENTS

4. SUBORDINATED BORROWINGS

At June 30, 2006, subordinated borrowings consisted of a subordinated note payable to P&M Holding Group, LLP, with a principal balance of $1,000,000. Interest expense on outstanding borrowings amounted to $54,491 during the year ended June 30, 2006, of which none was paid. Total accrued interest at June 30, 2006, on the loan amounted to $90,547. The subordinated note bears interest at 85 basis points in excess of LIBOR per annum determined monthly (LIBOR – 5.13% at June 30, 2006). The accrued interest and principal on the subordinated loan are due and payable June 30, 2007.

The subordinated borrowings are available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The subordinated borrowings were approved by the NASD as net equity capital in June 2004.

5. NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $5,000 or 6⅔% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At June 30, 2006, the Company had net capital of $2,867,114, which was $2,787,741 in excess of its required net capital of $79,373.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At June 30, 2006, the ratio was .42 to 1.

6. EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

7. RETIREMENT PLANS

The Company participates in a 401(k) plan and a defined contribution plan administered by P&M Holding Group, LLP. These plans cover substantially all employees. The 401(k) plan provides for matching contributions equal to 50% of a participant's deferral up to 1% of the participant's total compensation. The Company's matching contributions for 2006 amounted to approximately $5,600. The defined contribution plan provides for contributions ranging from 2% to 14% of an employee's compensation, as defined. The Company's contributions totaled approximately $211,000 for 2006.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

JUNE 30, 2006

SCHEDULE I - COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

JUNE 30, 2006

NET CAPITAL		
Total members' equity from statement of financial condition		$3,398,009
Add: Liabilities subordinated to claims of general creditors		1,000,000
Less: Non-allowable assets		
Restricted cash	$ 4,604	
Accounts receivable	1,013,506	
Unbilled work in process	487,283	
Other assets	25,502	1,530,895
NET CAPITAL		$2,867,114
COMPUTATION OF AGGREGATE INDEBTEDNESS - TOTAL LIABILITIES FROM STATEMENT OF FINANCIAL CONDITION LESS SUBORDINATED BORROWINGS		$1,190,599
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT - 6⅔% OF AGGREGATE INDEBTEDNESS		$ 79,373
MINIMUM REQUIRED NET CAPITAL		$ 5,000
NET CAPITAL REQUIREMENT		$ 79,373
EXCESS NET CAPITAL		$2,787,741
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.42 to 1

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of June 30, 2006, filed with the Securities and Exchange Commission and the amount included in the above calculation is not required as there are no audit adjustments.

SCHEDULES II AND III – COMPUTATION FOR DETERMINATION
OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO
POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

JUNE 30, 2006

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

Cohen Fund Audit Services

Cohen Fund Audit Services, Ltd.
800 Westpoint Pkwy., Suite 1100
Westlake, OH 44145-1524

www.cohenfund.com

440.835.8500
440.835.1093 *fax*

MEMBERS
P & M CORPORATE FINANCE, LLC

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

In planning and performing our audit of the financial statements and supplemental schedules of P & M Corporate Finance, LLC (the Company) for the year ended June 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons; recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding assets that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than those specified parties.

Cohen Fund Audit Services, Ltd.

August 4, 2006
Westlake, Ohio